Exhibit 99.2

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Expiry of Offer to Acquire UEX

Toronto, ON – August 8, 2022. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) announces that its confidential offer to acquire UEX Corporation (“UEX”) dated July 22, 2022 (the “Acquisition Proposal”) has expired.

Despite Denison's Acquisition Proposal representing a premium to the 10-day and 20-day volume weighted average price implied by both the original agreement between UEX and Uranium Energy Corp. (“UEC”) dated June 13, 2022 (the “Previous UEC Offer”) and the amended agreement with UEC dated August 5, 2022 (the “Amended UEC Offer”), the board of directors of UEX has concluded that Denison's Acquisition Proposal was matched by the Amended UEC Offer.

Denison also notes that recent trading prices were affected by UEC’s July 28, 2022 public disclosure of the Denison Acquisition Proposal, which was delivered confidentially to UEX under an existing non-disclosure agreement between Denison and UEX.

David Cates, President & CEO of Denison, commented: "In preparing our now expired Acquisition Proposal, Denison assessed the performance of UEX’s share price under the Previous UEC Offer and saw an opportunity to present an alternative proposal, which was determined by the UEX board to be a Superior Proposal on July 28th. While it is puzzling that the UEX board was not compelled by the premium offer made by Denison, we are nevertheless happy to see exploration assets in the Athabasca Basin so coveted by other industry participants. Just last year, Denison purchased 50% of JCU (Canada) Exploration Company, Limited (“JCU”) for $20.5 million. Given that we view the other 50% of JCU as UEX’s most valuable asset, we are pleased to now see UEX transact at a valuation greater than $300 million.

Denison remains wholly focused on the advancement of the Wheeler River Project, the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Following favorable metallurgical testing results announced last week and another major milestone we will be announcing later this morning, we are more confident than ever that Wheeler River is the premier uranium development project in the eastern Athabasca Basin and that Denison is uniquely positioned to offer investors exposure to new sources of high-grade and low-cost Canadian uranium production in the years ahead."

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-Feasibility Study was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 66.90% interest in the Tthe Heldeth Túé (“THT”, formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Denison's exploration portfolio includes further interests in properties covering approximately 300,000 hectares in the Athabasca Basin region.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

For more information, please contact

David Cates                                             (416) 979-1991 ext 362
President and Chief Executive Officer

Mac McDonald                                         (416) 979-1991 ext 242
Executive Vice President and Chief Financial Officer

Follow Denison on Twitter                    @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to the following: expectations with respect to the proposal for a transaction with UEX; expectations regarding the Company’s exploration and evaluation programs and potential for project development, particularly with respect to Wheeler River; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the modelling and assumptions upon which the work plans for exploration and/or the Wheeler River Project are based may not be maintained after further work is completed. In addition, Denison may decide or otherwise be required to discontinue exploration, testing, evaluation and development work if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 25, 2022, or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.